Filed by Noble Corporation plc pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Companies: Noble Corporation plc (File No. 333-261780)

Commission File No. for Registration Statement on Form S-4: 333-261780

August 8, 2022

Noble Corporation 13135 Dairy Ashford, Suite 800 Sugar Land, Texas 77478

PRESS RELEASE

NOBLE CORPORATION REPORTS SECOND QUARTER 2022 RESULTS

•	Business combination with Maersk Drilling anticipated to close October 3, 2022

•	Q2 Total Revenue of $275 million, an increase of 31% quarter-over-quarter

•	Q2 Net Income of $37 million and Adjusted EBITDA of $84 million

•	Q2 Cash Flow from Operations of $88 million and Free Cash Flow of $56 million

SUGAR LAND, TEXAS, August 8, 2022 - Noble Corporation (NYSE: NE, “Noble”, or the “Company”) today reported second quarter 2022 results.

	Successor
	Three Months Ended
(stated in millions, except per share amounts)	June 30, 2022	June 30, 2021	March 31, 2022
Total Revenue	$275	$219	$210
Contract Drilling Services Revenue	262	200	195
Net Income (Loss)	37	20	(37)
Adjusted EBITDA*	84	10	27
Adjusted Net Income (Loss)*	33	(25)	(8)
Diluted Earnings (Loss) Per Share	0.45	0.30	(0.54)
Adjusted Diluted Earnings (Loss) Per Share*	0.40	(0.37)	(0.12)

*	A Non-GAAP supporting schedule is included with the statements and schedules attached to this press release.

Robert W. Eifler, President and Chief Executive Officer of Noble Corporation, stated “The second quarter marks an important inflection in Noble’s financial results. As signaled previously, we expect to produce meaningful step-ups in earnings as we move through 2022, and we delivered on the first step-up during this quarter. Our second quarter results, which are underpinned by strong operational performance, highlight the ability of the Noble platform to deliver long-term value for our shareholders. As our organization prepares to complete the business combination with Maersk Drilling, we remain focused on providing world class service to our customers and operating safely every day.”

Second Quarter Results

Contract drilling services revenue for the second quarter of 2022 totaled $262 million compared to $195 million in the first quarter. Marketed fleet utilization was 85 percent in the three months ended June 30, 2022 compared to 75 percent in the previous quarter. Contract drilling services costs for the second quarter were $178 million, up from $166 million in the first quarter of 2022.

Adjusted EBITDA for the three months ended June 30, 2022 was $84 million compared to $27 million in the first quarter of 2022. Capital expenditures totaled $31 million in the second quarter.

Net cash provided by operating activities for the three months ended June 30, 2022 was $88 million and free cash flow was $56 million for the same period.

Operating Highlights and Backlog

Noble’s marketed floater fleet was 100% contracted in the second quarter. The Noble Faye Kozack was awarded a one-well contract with LLOG for work in the U.S. Gulf of Mexico at a rate of $420,000 per day. The contract includes managed pressure drilling services and is expected to commence in late 2022 or early 2023. In Suriname, APA Corp executed its second option for the Noble Gerry de Souza and is expected to novate the rig to TotalEnergies for one well. The Noble Globetrotter I recently concluded with Shell and demobilized to complete routine maintenance following that 10-year contract. Following its brief out-of-service period, the rig is scheduled to mobilize to Mexico during the third quarter to commence work for CNOOC and Petronas. Additionally, during the second quarter the four drillships under the Commercial Enabling Agreement were awarded 7.4 years of incremental term in connection with the sanctioning of the Yellowtail development in Guyana.

In the second quarter, the Noble Regina Allen commenced operations in Guyana for Repsol and, after completion of its current program, is scheduled to return to Trinidad and Tobago to drill six firm wells with a different operator. In the U.K. North Sea, the Noble Sam Hartley is preparing to commence its program for TotalEnergies. Additionally, the Noble Houston Colbert mobilized to the Middle East and is now preparing for its 3.5-year campaign in Qatar.

Noble’s estimated revenue backlog was approximately $2.1 billion as of June 30, 2022. This excludes the 3.5 year firm term contracts for both the Noble Mick O’Brien and Noble Houston Colbert, which were signed after the quarter end.

Maersk Drilling Business Combination Update

The Danish public tender exchange offer process in connection with Noble’s business combination with The Drilling Company of 1972 A/S (“Maersk Drilling”) has now commenced. The tender exchange offer period for outstanding Maersk Drilling shares is set for August 10 to September 8, 2022.

As previously announced, the Company has entered into an asset purchase agreement to sell five jackup rigs for $375 million to a newly formed subsidiary (“Buyer”) of Shelf Drilling, Ltd. to address the potential concerns identified by the UK Competition and Markets Authority (“CMA”) in the Phase I review of the proposed business combination with Maersk Drilling. The rigs are the Noble Hans Deul, Noble Sam Hartley, Noble Sam Turner, Noble Houston Colbert, and Noble Lloyd Noble. Publication of the CMA’s final decision on the divestment’s adequacy in addressing their competition concerns is scheduled for September 1, 2022. If the Buyer and related sale agreement are accepted by the CMA, closing of the Business Combination is expected to occur on October 3, 2022, with the jackup divestment sale expected to close promptly thereafter.

Outlook

Noble’s guidance for full year 2022 remains unchanged from what was previously provided on May 2, 2022.

Commenting on Noble’s outlook for the second half of 2022, Mr. Eifler stated, “Demand for offshore drilling is increasing in all our key operating regions, and we expect this positive momentum to continue despite global economic concerns. Tender activity remains at attractive levels and our customers have a robust pipeline of opportunities for our rigs. We look forward to completing the business combination with Maersk Drilling in early October and creating a dynamic leader in offshore drilling. I’m confident in Noble’s ability to deliver on the key transaction rationale, which include enhancing the customer experience and executing on our commitment to return capital to shareholders.”

Fleet Status Report

In conjunction with second quarter results, the Company has also provided an updated “Fleet Status Report” which reflects the current status and contract information for each of its rigs. The updated report can be found under the “Our Fleet” section of the Company’s website.

Conference Call

Noble will host a conference call related to its second quarter 2022 results on Tuesday, August 9, 2022, at 8:00 a.m. U.S. Central Time. Interested parties may dial +1 929-203-0901 and refer to conference ID 31391 approximately 15 minutes prior to the scheduled start time. Alternatively, a live webcast link will be available on the Investor Relations section of the Company’s website. A webcast replay will be accessible for a limited time following the scheduled call.

For additional information, visit www.noblecorp.com or email investors@noblecorp.com

Ian Macpherson

Vice President - Investor Relations

+1 713-239-6507

imacpherson@noblecorp.com

About Noble Corporation

Noble is a leading offshore drilling contractor for the oil and gas industry. The Company owns and operates one of the most modern, versatile, and technically advanced fleets in the offshore drilling industry. Noble and its predecessors have been engaged in the contract drilling of oil and gas wells since 1921. Noble performs, through its subsidiaries, contract drilling services with a fleet of offshore drilling units focused largely on ultra-deepwater and high specification jackup drilling opportunities in both established and emerging regions worldwide. Additional information on Noble is available at www.noblecorp.com.

Additional Information and Where to Find It

In connection with the proposed transactions (the “Business Combination”) contemplated by the Business Combination Agreement, dated as of November 10, 2021, by and among Noble, Noble Finco Limited (“Topco”), Noble Newco Sub Limited and The Drilling Company of 1972 A/S (“Maersk Drilling”), Topco has filed a Registration Statement on Form S-4 (which Registration Statement was declared effective on April 11, 2022) with the U.S. Securities and Exchange Commission (the “SEC”) that includes a proxy statement of Noble that also constitutes a prospectus for Topco and an offering prospectus of Topco used in connection with Topco’s offer to exchange shares in Maersk Drilling for Topco shares. Noble mailed the proxy statement/prospectus to its shareholders in connection with the vote to approve the merger of Noble with a wholly-owned subsidiary of Topco, and Topco distributed the offering prospectus in connection with the exchange offer. Topco also filed an offer document with the Danish Financial Supervisory Authority (Finanstilsynet). This communication does not contain all the information that should be considered concerning the proposed Business Combination and is not intended to form the basis of any investment decision or any other decision in respect of the proposed Business Combination. INVESTORS AND SHAREHOLDERS ARE URGED TO CAREFULLY READ THE PROXY STATEMENT/PROSPECTUS AND THE OFFERING DOCUMENT RELATING TO THE PROPOSED BUSINESS COMBINATION IN ITS ENTIRETY AND ANY OTHER DOCUMENTS FILED BY EACH OF TOPCO AND NOBLE WITH THE SEC IN CONNECTION WITH THE BUSINESS COMBINATION OR INCORPORATED BY REFERENCE THEREIN BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT TOPCO, MAERSK DRILLING AND NOBLE, THE PROPOSED BUSINESS COMBINATION AND RELATED MATTERS.

Investors and shareholders can obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by Noble and Topco through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders can obtain free copies of the proxy statement/prospectus and other documents related thereto on Maersk Drilling’s website at www.maerskdrilling.com or on Noble’s website at www.noblecorp.com or by written request to Noble at Noble Corporation, Attn: Richard B. Barker, 13135 Dairy Ashford, Suite 800, Sugar Land, Texas 77478.

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed Business Combination or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction, in each case in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act and applicable European or UK, as appropriate, regulations. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including, without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

Forward-looking Statements

This communication includes “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. All statements other than statements of historical facts included in this communication, including those regarding future guidance, the offshore drilling market and momentum, contract commitments, commencements, novations, extensions or renewals, contract tenders, plans and objectives of management for future operations, rig mobilizations and scheduling, industry conditions, worldwide economic conditions, the anticipated timings associated with the Business Combination and the Danish tender exchange offer, the divestment of drilling rigs in connection with the CMA’s review of the transaction, and benefits or results of acquisitions or dispositions are forward-looking statements. When used in this communication, the words “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “prepare,” “project,” “schedule,” “should,” “shall” and “will” and similar expressions are intended to be among the statements that identify forward-looking statements. Although we believe that the expectations reflected in such forward-looking statements are reasonable, we cannot assure you that such expectations will prove to be correct. These forward-looking statements speak only as of the date of this communication and we undertake no obligation to revise or update any forward-looking statement for any reason, except as required by law. We have identified factors, including, but not limited to, the business combination with Maersk Drilling (including but not limited to the risk that the business combination may not be completed in a timely manner or at all, the failure to satisfy the conditions to the consummation of the business combination, the occurrence of any event, change or other circumstance that could give rise to the termination of the business combination agreement, the effect of the announcement or pendency of the business combination on Noble’s business relationships, performance and business generally, the risk that the proposed business combination disrupts current plans and potential difficulties in employee retention as a result of the proposed business combination, the outcome of any legal proceedings that may be instituted against related to the proposed business combination, requirements, conditions or costs that may be imposed in connection with obtaining regulatory approvals of the business combination, the ability to implement business plans, forecasts, and other expectations (including with respect to synergies and financial and operational metrics, such as EBITDA and free cash flow) after the completion of the proposed business combination, and to identify and realize additional opportunities, the failure to realize anticipated benefits of the proposed business combination, the potential impact of announcement or consummation of the proposed business combination on relationships with third parties, and risks associated with assumptions that parties make in connection with the parties’ critical accounting estimates and other judgments), the effects of public health threats, such as the ongoing outbreak of COVID-19, and the adverse impact thereof on our business, financial condition and results of operations (including but not limited to our operating costs, supply chain, availability of labor, logistical capabilities, customer demand for our services and industry demand generally, our liquidity, the price of our securities, our ability to access capital markets, and the global economy and financial markets generally), the effects of actions by, or disputes among OPEC+ members with respect to production levels or other matters related to the price of oil, market conditions, factors affecting the level of activity in the oil and gas industry, supply and demand of drilling rigs, factors affecting our drilling contracts, including duration, downtime, dayrates, operating hazards and delays, risks associated with operations outside the US, actions by regulatory authorities, credit rating agencies, customers, joint venture partners, contractors, lenders and other third parties, legislation and regulations affecting drilling operations, compliance with regulatory requirements, violations of anti-corruption laws, shipyard risk and timing, delays in mobilization of rigs, hurricanes and other weather conditions, and the future price of oil and gas, that could cause actual plans or results to differ materially from those included in any forward-looking statements. These factors include those “Risk Factors” referenced or described in the Company’s most recent Form 10-K, Form 10-Q’s, and other filings with the SEC. We cannot control such risk factors and other uncertainties, and in many cases, we cannot predict the risks and uncertainties that could cause our actual results to differ materially from those indicated by the forward-looking statements. You should consider these risks and uncertainties when you are evaluating us.

NOBLE CORPORATION AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share amounts)

(Unaudited)

	Successor
	Three Months Ended June 30,
	2022	2021
Operating revenues
Contract drilling services	$262,463	$199,897
Reimbursables and other	12,690	19,446

	275,153	219,343

Operating costs and expenses
Contract drilling services	178,145	188,712
Reimbursables	10,333	18,071
Depreciation and amortization	26,636	25,339
General and administrative	16,687	25,030
Merger and integration costs	9,057	6,740
(Gain) loss on sale of operating assets, net	1,103	—
Hurricane losses and (recoveries), net	(14,407)	—

	227,554	263,892

Operating income (loss)	47,599	(44,549)
Other income (expense)
Interest expense, net of amounts capitalized	(7,715)	(7,863)
Gain on bargain purchase	—	64,479
Interest income and other, net	1,081	6,509

Income before income taxes	40,965	18,576
Income tax (provision) benefit	(3,908)	1,859

Net income	$37,057	$20,435

Per share data
Basic:

Net income	$0.53	$0.32

Diluted:

Net income	$0.45	$0.30

NOBLE CORPORATION AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS - CONTINUED

(In thousands, except per share amounts)

(Unaudited)

	Successor		Predecessor
	Six Months Ended June 30, 2022	Period from February 6, 2021 through June 30, 2021	Period from January 1, 2021 through February 5, 2021
Operating revenues
Contract drilling services	$457,498	$284,526	$74,051
Reimbursables and other	27,885	27,250	3,430

	485,383	311,776	77,481

Operating costs and expenses
Contract drilling services	344,228	268,301	46,965
Reimbursables	23,811	25,115	2,737
Depreciation and amortization	52,241	39,583	20,622
General and administrative	34,211	32,957	5,727
Merger and integration costs	18,578	8,753	—
(Gain) loss on sale of operating assets, net	(3,459)	—	—
Hurricane losses and (recoveries), net	2,805	—	—

	472,415	374,709	76,051

Operating income (loss)	12,968	(62,933)	1,430
Other income (expense)
Interest expense, net of amounts capitalized	(15,395)	(14,758)	(229)
Gain on bargain purchase	—	64,479	—
Interest income and other, net	1,531	6,517	399
Reorganization items, net	—	—	252,051

Income (loss) before income taxes	(896)	(6,695)	253,651
Income tax benefit (provision)	1,297	8,906	(3,423)

Net income	$401	$2,211	$250,228

Per share data
Basic:

Net income	$0.01	$0.04	$1.00

Diluted:

Net income	$—	$0.04	$0.98

NOBLE CORPORATION AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands)

(Unaudited)

	Successor
	June 30, 2022	December 31, 2021
ASSETS
Current assets
Cash and cash equivalents	$160,175	$194,138
Accounts receivable, net	258,780	200,419
Prepaid expenses and other current assets	61,700	61,089

Total current assets	480,655	455,646

Intangible assets	33,495	61,849
Property and equipment, at cost	1,624,636	1,555,975
Accumulated depreciation	(128,100)	(77,275)

Property and equipment, net	1,496,536	1,478,700
Other assets	87,260	77,247

Total assets	$2,097,946	$2,073,442

LIABILITIES AND EQUITY
Current liabilities
Accounts payable	$136,144	$120,389
Accrued payroll and related costs	33,754	48,346
Other current liabilities	77,741	79,659

Total current liabilities	247,639	248,394

Long-term debt	216,000	216,000
Other liabilities	125,513	108,421

Total liabilities	589,152	572,815

Commitments and contingencies
Total shareholders’ equity	1,508,794	1,500,627

Total liabilities and equity	$2,097,946	$2,073,442

NOBLE CORPORATION AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

(Unaudited)

	Successor		Predecessor
	Six Months Ended June 30, 2022	Period from February 6, 2021 through June 30, 2021	Period from January 1, 2021 through February 5, 2021
Cash flows from operating activities
Net income	$401	$2,211	$250,228
Adjustments to reconcile net income to net cash flow from operating activities:
Depreciation and amortization	52,241	39,583	20,622
Amortization of intangible assets	28,354	22,715	—
Gain on bargain purchase	—	(64,479)	—
Reorganization items, net	—	—	(280,790)
Changes in components of working capital
Change in taxes receivable	(345)	(8,029)	(1,789)
Net changes in other operating assets and liabilities	(44,352)	38,887	(33,719)

Net cash provided by (used in) operating activities	36,299	30,888	(45,448)

Cash flows from investing activities
Capital expenditures	(79,525)	(75,004)	(14,629)
Cash acquired in stock-based business combination	—	54,970	—
Proceeds from disposal of assets, net	15,756	30,960	194

Net cash provided by (used in) investing activities	(63,769)	10,926	(14,435)

Cash flows from financing activities
Issuance of second lien notes	—	—	200,000
Borrowings on credit facilities	—	40,000	177,500
Repayments of credit facilities	—	(27,500)	(545,000)
Debt issuance costs	—	—	(23,664)
Warrants exercised	440	271	—
Taxes withheld on employee stock transactions	(4,926)	—	(1)

Net cash provided by (used in) financing activities	(4,486)	12,771	(191,165)

Net increase (decrease) in cash, cash equivalents and restricted cash	(31,956)	54,585	(251,048)
Cash, cash equivalents and restricted cash, beginning of period	196,722	113,993	365,041

Cash, cash equivalents and restricted cash, end of period	$164,766	$168,578	$113,993

NOBLE CORPORATION AND SUBSIDIARIES

OPERATIONAL INFORMATION

(Unaudited)

	Average Rig Utilization
	Successor
	Three Months Ended June 30, 2022	Three Months Ended March 31, 2022	Three Months Ended June 30, 2021
Floaters	81%	71%	68%
Jackups	68%	63%	69%

Total	76%	68%	68%

	Operating Days
	Successor
	Three Months Ended June 30, 2022	Three Months Ended March 31, 2022	Three Months Ended June 30, 2021
Floaters	813	729	690
Jackups	495	450	752

Total	1,308	1,179	1,442

	Average Dayrates
	Successor
	Three Months Ended June 30, 2022	Three Months Ended March 31, 2022	Three Months Ended June 30, 2021
Floaters	$266,887	$213,194	$216,663
Jackups	120,824	119,606	85,938

Total	$211,626	$177,458	$148,509

NOBLE CORPORATION AND SUBSIDIARIES

CALCULATION OF BASIC AND DILUTED NET INCOME/(LOSS) PER SHARE

(In thousands, except per share amounts)

(Unaudited)

The following tables presents the computation of basic and diluted income (loss) per share:

	Successor				Predecessor
				Period from	Period from
			Six Months	February 6, 2021	January 1, 2021
	Three Months Ended June 30,		Ended	through	through
	2022	2021	June 30, 2022	June 30, 2021	February 5, 2021
Numerator:
Basic

Net income	$37,057	$20,435	$401	$2,211	$250,228

Diluted

Net income	$37,057	$20,435	$401	$2,211	$250,228

Denominator:
Weighted average shares outstanding - basic	69,789	64,048	68,722	58,816	251,115
Dilutive effect of share-based awards	3,378	3,114	3,378	3,114	5,456
Dilutive effect of warrants	9,535	884	9,185	169	—

Weighted average shares outstanding - diluted	82,702	68,046	81,285	62,099	256,571

Per share data
Basic:

Net income	$0.53	$0.32	$0.01	$0.04	$1.00

Diluted:

Net income	$0.45	$0.30	$—	$0.04	$0.98

NOBLE CORPORATION AND SUBSIDIARIES

NON-GAAP MEASURES AND RECONCILIATION

Certain non-GAAP measures and corresponding reconciliations to GAAP financial measures for the Company have been provided for meaningful comparisons between current results and prior operating periods. Generally, a non-GAAP financial measure is a numerical measure of a company’s performance, financial position, or cash flows that excludes or includes amounts that are not normally included or excluded in the most directly comparable measure calculated and presented in accordance with generally accepted accounting principles. The Company defines “Adjusted EBITDA” as net income (loss); interest income and other, net; gain (loss) on extinguishment of debt, net; interest expense, net of amounts capitalized; loss on impairment; reorganization items, net; certain corporate projects and legal matters; certain infrequent operational events; and depreciation and amortization expense. We believe that the Adjusted EBITDA measure provides greater transparency of our core operating performance. We prepare Adjusted Diluted Earnings (Loss) per Share by eliminating from Diluted Earnings per Share the impact of a number of non-recurring items we do not consider indicative of our on-going performance. We prepare Adjusted Net Income (Loss) by eliminating from Net Income (Loss) the impact of a number of non-recurring items we do not consider indicative of our on-going performance.

In order to fully assess the financial operating results, management believes that the results of operations, adjusted to exclude the following items, which are included in the Company’s press release issued on August 8, 2022, are appropriate measures of the continuing and normal operations of the Company:

(i)

In the period of January 1, 2021 to February 5, 2021, discrete tax items and reorganization items. In the period of February 6, 2021 to March 31, 2021, merger and integration costs, intangible contract amortization and discrete tax items;

(ii)

In the second quarter of 2021, a gain on bargain purchase, merger and integration costs, intangible contract amortization and discrete tax items. The quarter also included professional services costs related to a success fee associated with the ultimate recovery of a tax refund and corporate projects including registrations of our post-emergence debt and equity, listing on the New York Stock Exchange and other corporate initiatives;

(iii)

In the first and second quarter of 2022, merger and integration costs; (gain) loss on sale of operating assets, net; hurricane losses and (recoveries), net; intangible contract amortization and discrete tax items. The quarter also included professional services costs related to corporate initiatives.

For the quarter ended June 30, 2022, the Company disclosed free cash flow as a non-GAAP liquidity measure. Free cash flow of $56 million was calculated as Net cash provided by operating activities of $88 million less cash paid for capital expenditures of $32 million for the quarter ended June 30, 2022.

These non-GAAP adjusted measures should be considered in addition to, and not as a substitute for, or superior to, contract drilling revenue, contract drilling cost, contract drilling margin, average daily revenue, operating income, cash flows from operations, or other measures of financial performance prepared in accordance with GAAP. Please see the following non-GAAP Financial Measures and Reconciliations for a complete description of the adjustments.

NOBLE CORPORATION AND SUBSIDIARIES

NON-GAAP MEASURES

(In thousands, except per share amounts)

(Unaudited)

Reconciliation of Adjusted EBITDA	Successor
	Three Months Ended June 30,		Three Months Ended
	2022	2021	March 31, 2022
Net income (loss)	$37,057	$20,435	$(36,656)
Income tax provision (benefit)	3,908	(1,859)	(5,205)
Interest expense, net of amounts capitalized	7,715	7,863	7,680
Interest income and other, net	(1,081)	(6,509)	(450)
Depreciation and amortization	26,636	25,339	25,605
Intangible contract amortization	14,256	14,256	14,099
Professional services - tax refund success fee	—	4,679	—
Professional services - corporate projects	145	3,414	135
Merger and integration costs	9,057	6,740	9,521
(Gain) loss on sale of operating assets, net	1,103	—	(4,562)
Hurricane losses and (recoveries), net	(14,407)	—	17,212
Gain on bargain purchase	—	(64,479)	—

Adjusted EBITDA	$84,389	$9,879	$27,379

Reconciliation of Income Tax (Provision) benefit	Successor
	Three Months Ended June 30,		Three Months Ended
	2022	2021	March 31, 2022
Income tax (provision) benefit	$(3,908)	$1,859	$5,205
Adjustments
Intangible contract amortization	(2,994)	(2,994)	(2,961)
Gain on sale of operating assets, net	—	—	866
Hurricane losses and (recoveries), net	(164)	—	—
Discrete tax items	(11,105)	(6,954)	(5,881)

Total Adjustments	(14,263)	(9,948)	(7,976)

Adjusted income tax provision	$(18,171)	$(8,089)	$(2,771)

NOBLE CORPORATION AND SUBSIDIARIES

NON-GAAP RECONCILIATION

(In thousands, except per share amounts)

(Unaudited)

Reconciliation of Net Income (Loss)	Successor
	Three Months Ended June 30,		Three Months Ended
	2022	2021	March 31, 2022
Net income (loss)	$37,057	$20,435	$(36,656)
Adjustments
Intangible contract amortization, net of tax	11,262	11,262	11,138
Professional services - tax refund success fee	—	4,679	—
Professional services - corporate projects	145	3,414	135
Merger and integration costs	9,057	6,740	9,521
(Gain) loss on sale of operating assets, net	1,103	—	(3,696)
Hurricane losses and (recoveries), net	(14,571)	—	17,212
Gain on bargain purchase	—	(64,479)	—
Discrete tax items	(11,105)	(6,954)	(5,881)

Total Adjustments	(4,109)	(45,338)	28,429

Adjusted net income (loss)	$32,948	$(24,903)	$(8,227)

Reconciliation of Diluted EPS	Successor
	Three Months Ended June 30,		Three Months Ended
	2022	2021	March 31, 2022
Unadjusted diluted EPS	$0.45	$0.30	$(0.54)
Adjustments
Intangible contract amortization	0.14	0.17	0.17
Professional services - tax refund success fee	—	0.07	—
Professional services - corporate projects	—	0.04	—
Merger and integration costs	0.11	0.10	0.14
(Gain) loss on sale of operating assets, net	0.01	—	(0.06)
Hurricane losses and (recoveries), net	(0.18)	—	0.25
Gain on bargain purchase	—	(0.95)	—
Discrete tax items	(0.13)	(0.10)	(0.08)

Total Adjustments	(0.05)	(0.67)	0.42

Adjusted diluted EPS	$0.40	$(0.37)	$(0.12)

Reconciliation of Free Cash Flow	Successor
	Three Months Ended		Six Months Ended
	June 30, 2022	March 31, 2022	June 30, 2022
Net cash provided by operating activities	$88,112	$(51,813)	$36,299
Capital expenditures	(32,480)	(47,045)	(79,525)

Free cash flow	$55,632	$(98,858)	$(43,226)